Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

New Gold Inc. (the “Company”)

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 2:

Date of Material Change

May 29, 2007

Item 3

:

News Release

The news release was dated May 29, 2007 and was released to The Toronto Stock Exchange and through various other approved public media and was SEDAR filed with all relevant securities commissions in Canada.

Item 4

:

Summary of Material Change

The Company has filed a preliminary short form prospectus in connection with a public offering of series D units, 5% convertible debentures, common shares and flow through shares.

Item 5:

Full Description of Material Change

The Company filed a preliminary short form prospectus in connection with a public offering (the “Offering”) of series D units (the “Units”), 5% convertible debentures (the “Debentures”), common shares (the “Shares”) and flow through shares (the “FT Shares”).  The Offering will be conducted through a syndicate of underwriters led by GMP Securities L.P. and including BMO Nesbitt Burns Inc., Orion Securities Inc., Jennings Capital Inc., and Wellington West Capital Markets Inc., (the “Syndicate”).  New Gold has granted the Syndicate an over-allotment option to purchase up to that number of additional Shares equal to 15% of the Shares sold pursuant to the Offering, exercisable at any time up to 30 days from closing.  The Offering is subject to certain conditions, including regulatory and Toronto Stock Exchange approval and is expected to close on or about June 28, 2007.

The Shares and FT Shares will be offered on a fully underwritten basis.  The Syndicate will act as agents to New Gold, on a best efforts basis, in respect of the offering of the Units and Debentures, subject to raising minimum gross proceeds of $250 million.  The Offering will be priced in the context or the market with final terms of the Offering to be determined at the time of pricing.

Each Unit being offered consists of a face value $1,000 principal amount unsecured series D note which will mature on the 10th anniversary of closing and bear interest at 10% per annum (the “Series D Notes”) and 100 common share purchase warrants, with each warrant entitling the holder to purchase one common share of New Gold for 10 years from closing. The Debentures being offered are unsecured, issued in denominations of $1,000, mature on the 7th anniversary of closing, bear interest at 5% per annum and will be convertible into common shares of New Gold at any time up to 7 years from closing.

The Company will use the proceeds of the Offering to fund the pre-production development required to bring its New Afton Project into production, and to commence the expansion phase of the development during which time the mine will ramp-up to its full production rate.  The New Afton Project is situated 10 kilometres west of Kamloops, British Columbia, Canada.

Item 6

:

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

:

Omitted Information

No information has been intentionally omitted from this form.

Item 8

:

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address:

Christopher J. Bradbrook

President and Chief Executive Officer

New Gold Inc.

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 9:

Date of Report

This report is dated May 29, 2007.